UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)

Navidea Biopharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

63937X202

(CUSIP Number)

John K. Scott, Jr.

30 Blue Heron Dr.

Greenwood Village, CO 80121

Tel: (303) 399-6177

With a Copy to:

James G. Ruiz

Winstead PC

401 Congress Ave

Suite 2100

Austin, Texas 78701

Tel: (512) 370-2800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 2, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

CUSIP No. 63937X202

1	NAME OF REPORTING PERSONS John K. Scott, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,221,075 (1)
	8	SHARED VOTING POWER 10,139 (2)
	9	SOLE DISPOSITIVE POWER 10,221,075 (1)
	10	SHARED DISPOSITIVE POWER 10,139 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,231,214 (1) (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.3% (3)
14	TYPE OF REPORTING PERSON IN

(1)	Includes 2,173,913 shares of common stock, par value $0.001 per share, of the Issuer (“Common Stock”) issuable to the Reporting Person upon conversion of shares of Series E Redeemable Convertible Preferred Stock, par value $0.001 per share, of the Issuer (“Series E Preferred Stock”) held directly by the Reporting Person.
(2)	Includes 2,639 shares of Common Stock owned by the Reporting Person’s spouse and 7,500 shares of Common Stock owned by the Reporting Person’s children. The Reporting Person may be deemed to have shared voting and/or dispositive power with respect to such shares.
(3)	Based on 30,741,211 shares of Common Stock of the Issuer, which consists of (i) 28,567,298 shares of Common Stock outstanding as of March 15, 2021, as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 26, 2021, plus (ii) 2,173,913 shares of Common Stock issuable to the Reporting Person upon conversion of shares of Series E Preferred Stock held directly by the Reporting Person.

Explanatory Note

This Amendment No. 7 hereby amends the Schedule 13D first filed by John K. Scott, Jr., a natural person (the “Reporting Person”), on June 24, 2019, as amended by Amendment No. 1 to the Schedule 13D filed on December 12, 2019, Amendment No. 2 to the Schedule 13D filed on February 26, 2020, Amendment No. 3 to the Schedule 13D filed on September 2, 2020, Amendment No. 4 to the Schedule 13D filed on December 29, 2020, Amendment No. 5 to the Schedule 13D filed on March 5, 2021 and Amendment No. 6 to the Schedule 13D filed on March 11, 2021 (as amended, the “Schedule 13D”).  The securities to which the Schedule 13D relates are the shares of common stock, par value $0.001 per share (the “Common Stock”), of Navidea Biopharmaceuticals, Inc., a Delaware corporation (the “Issuer”). Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged. Capitalized terms used herein but not defined in this Amendment No. 7 shall have the meaning ascribed to such term in the Schedule 13D.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented to include the following:

As previously reported, the Reporting Person has engaged in conference calls with Jed A. Latkin, Chief Executive Officer, Chief Operating Officer and Chief Financial Officer of the Issuer, and members of the Issuer’s board of directors, and may engage in subsequent communications, to discuss matters relating to the Reporting Person’s investment in the Issuer and the Reporting Person’s views with respect to, among other things, the business, financial condition, corporate governance practices, board composition, ongoing litigation, operations and future plans of the Issuer.

In connection with such conference calls, including calls with Issuer’s counsel, the Reporting Person suggested that the Issuer consider amending the Issuer’s bylaws to permit significant stockholders to call special meetings and to permit such stockholders to set the agenda for such meetings. As a result of such discussions, the board of directors of the Issuer amended the bylaws of the Issuer to, among other things, (i) permit significant stockholders holding 22.5% or more to call special meetings and to set the agenda for such meetings and (ii) require that the affirmative vote of a majority of shares of the Issuer’s outstanding capital stock entitled to vote on a proposal be required to approve and adopt any proposal brought before a special meeting that the Issuer’s board of directors does not recommend for approval, unless a different vote is required by the Issuer’s charter or applicable law. A copy of the as-amended bylaws are attached hereto as Exhibit A. The Reporting Person believes that special meetings are important to provide stockholders with an opportunity to vote on important matters that may arise between annual meetings. The Reporting Person also believes that granting the stockholders the right to call special meetings is in the best interest of all stockholders of the Company. The Reporting Person has agreed with the Issuer not to request a special meeting prior to the Issuer’s next annual meeting of stockholders.

The description of the amendments to the Issuer’s bylaws above does not purport to be complete and is qualified in its entirety by the full text of such amendments, which are attached hereto as Exhibit A.

The Reporting Person continues to evaluate his investment in the Issuer, including seeking advice from investment advisors/bankers, and, while he has no present plan or proposal to do so, he reserves the right and is considering whether to propose other transactions that relate to or would result in one or more of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

The Reporting Person retains the right to, from time to time, acquire additional shares of Common Stock or other securities of the Issuer, or sell or otherwise dispose of (or enter into plans or arrangements to sell or otherwise dispose of), all or part of the shares of Common Stock, Series E Preferred Stock or other securities of the Issuer, if any, beneficially owned by him, in any manner permitted by law. Without limiting the generality of the foregoing, the Reporting Person may from time to time sell or otherwise dispose of shares of Common Stock in order to allow the Reporting Person to convert shares of Series E Preferred Stock to remain under the Share Cap.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) - (b)

2

The aggregate number and percentage of Common Stock beneficially owned by the Reporting Person are as follows:

Aggregate amount beneficially owned:	10,231,214	(1)(2)
Percent of class:	33.3	% (3)
Number of shares as to which the Reporting Person has:
Sole power to vote or direct the vote:	10,221,075	(1)
Shared power to vote or direct the vote:	10,139	(2)
Sole power to dispose or direct the disposition of:	10,221,075	(1)
Shared power to dispose or direct the disposition of:	10,139	(2)

(1)	Includes 2,173,913 shares of Common Stock issuable to the Reporting Person upon conversion of shares of Series E Redeemable Convertible Preferred Stock held directly by the Reporting Person.
(2)	Includes 2,639 shares of Common Stock owned by the Reporting Person’s spouse and 7,500 shares of Common Stock owned by the Reporting Person’s children. The Reporting Person may be deemed to have shared voting and/or dispositive power with respect to such shares.
(3)	Based on 30,741,211 shares of Common Stock of the Issuer, which consists of (i) 28,567,298 shares of Common Stock outstanding as of March 15, 2021, as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 26, 2021, plus (ii) 2,173,913 shares of Common Stock issuable to the Reporting Person upon conversion of shares of Series E Preferred Stock held directly by the Reporting Person.

(c) The Reporting Person has not acquired or disposed of any securities of the Issuer since the most recent filing of this Schedule 13D.

(d) Except as set forth herein, no other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Stock beneficially owned by the Reporting Person.

(e) Not applicable.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit A:	Amended and Restated By-laws dated July 21, 1993, as amended July 18, 1995, May 30, 1996, July 26, 2007, November 7, 2013 and April 2, 2021 (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on April 5, 2021).

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 5, 2021

/s/ John K. Scott, Jr.
John K. Scott, Jr.